

Bryan Riester · 3rd

CPO/COO at Univoice Corp

Austin, Texas, United States · 500+ connections · **Contact info**

 Univoice Corp

Providing services

Business Consulting, Human Resources (HR), IT Consulting, Strategic Planning, Project Management, Custom Software Development, User Experience Design (UED), Leadership Development, Change Management, and Care...
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Featured



This has been the most fun project I've ever had the honor of supporting. Univoice brings people from all over the world closer together by bringing the most effective language learning tools together with addictive gamification and great music!...

🔵 5 · 1 comment

Experience



CPO / COO
Univoice Corp
Sep 2018 – Present · 2 yrs 7 mos
Austin, Texas Area

Univoice is the first language-learning platform that teaches language through song! Traditional methods of language learning – categorical vocabulary, repetition of key words and phrases, listening comprehension, etc. – teach only vocabulary. To meet language learner's need to commit grammar patterns, conjugation, parts of speech, slang, irony, and other structures to long-term memory, Univoice guides users to produce real speech with real meaning. Its the perfect learning companion for language students inside or outside of the classroom - as addicting and engaging as it is educational. Tying these elements together through gamification, song by song users learn their target language via side-by-side lyric translations and continual improvement of ...see more



Startup Founder
Euphrates Inc
Jun 2016 – Present · 4 yrs 10 mos
USA

Just a pet project to solve the oracle problem :D

Euphrates enables universal access to service, any time, anywhere. (On demand.)

...see more

Interim CTO
Survive 2 Thrive Foundation
Mar 2019 – Jan 2020 · 11 mos
Austin, Texas

Survive 2 Thrive has helped tens of thousands of people throughout America move on with their lives after a period of domestic violence. While many organizations exist to help someone escape a bad situation, Survive 2 Thrive takes a holistic view of the larger social issues at play - lending assistance to those in need in their complete recovery from victimization to survivorship ...see more



Enterprise Business Development
Couchbase
Oct 2018 – Feb 2019 · 5 mos
Austin, Texas Area

The shift to the digital economy is driving NoSQL adoption and Couchbase is here to help!

Couchbase provides the most complete, most scalable, and best performing NoSQL database. Couchbase Server is designed from a simple yet bold vision: build the first and best gen ...see more



Business Development Representative
memoryBlue
Oct 2018 – Feb 2019 · 5 mos
Austin, Texas Area

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Education



US Army Medical
68-W, Tactical Casualty Care
2009 – 2010



Portland State University
3 years of econ, and history, and dev work., Economics
2006 – 2009
Activities and Societies: Phi Alpha Theta, Distance Learning Program, 16mm Film Digital Archive, Internet2 Video Conference Development.

Skills & endorsements

Technical Writing · 8
Olivia Williams and 7 connections have given endorsements for this skill

Leadership · 6
Bernadette Mullins and 5 connections have given endorsements for this skill

Microsoft Office · 6
Olivia Williams and 5 connections have given endorsements for this skill

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Interests



Univoice Corp
74 followers



memoryBlue
14,055 followers



Okta, Inc.
145,969 followers



Naologic
111 followers



Professional Career Connection - Portlanc
1,794 members



Portland State University
147,202 followers

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